

November 7, 2013

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re: Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 0-22446**

Dear Mr. George:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29
Results of Operations, page 34

1. In future filings, please quantify the extent to which increases/decreases in volume and pricing and foreign exchange effects contributed to the increase or decrease in net sales for all of your reportable segments for each period presented. Please also quantify the impact of any other factors disclosed as materially impacting net sales, gross profit, and income (loss) from operations for each period presented at the consolidated level and the segment level. For example, your discussion and analysis of gross profit at the consolidated level notes several reasons for the decline in gross margin for fiscal year 2012 as compared to 2011 (i.e., increased sheepskin and other material costs; increase in discounted and closeout

sales in the UK and Benelux; contribution by Sanuk brand acquisition; and increased gross profit from the eCommerce and retail stores segments); however, the disclosure does not quantify the extent to which each factor contributed to the change in gross margin. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. In future filings, please ensure that you provide investors with an analysis of each material factor. For example, you note that increased gross profits for the eCommerce and retail stores segments positively impacted gross profit and also positively impacted income from operations for each segment. However, there was no analysis of this factor to help investors understand the cause(s) for the increased gross profit. Please also note that the level of detail that you provide during the quarterly analyst conference call should also be provided within MD&A. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

3. In future filings, please disclose the portion of net sales generated from the wholesale channel versus through distributors for each period presented at the consolidated level and reportable segment level. It would appear this disclosure would allow investors to better understand variances in gross margin and wholesale accounts receivable turnover, as you note on page 46 that the selling prices of your products are substantially higher through the wholesale channel. If the difference in sales to wholesalers versus distributors is immaterial to gross margin, please disclose this conclusion in future filings.

4. In future filings, please expand your discussion and analysis of international sales to include a discussion and analysis of the impact of your foreign operations on your consolidated income before income taxes, as we note that while foreign net sales as a percentage of total net sales were static for fiscal year 2012 as compared to fiscal year 2011, the percentage of foreign income before income taxes to total income before income taxes significantly decreased for fiscal year 2012 (27.9%) as compared to fiscal year 2011 (38.1%). Your analysis should include the specific business, economic and competitive factors that caused the material change and whether the trends noted are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Liquidity and Capital Resources, page 44

5. In future filings, please expand your discussion and analysis of the consolidated statement of cash flows to include all three fiscal years presented. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

6. We note that receivables due from wholesale customers have longer payment terms than the receivables due from distributor customers and that your wholesale accounts receivable turnover ratio has had a declining trend since fiscal year 2011 through the twelve-months

ended June 30, 2013, primarily due to the change in composition from distributor customers to wholesale customers. As such, please disclose in future filings the portion of trade accounts receivable, net due from wholesale customers and distributor customers for each period presented to allow investors to better understand your turnover ratio. Refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

(1) The Company and Summary of Significant Accounting Policies, page F-8
Depreciation and Amortization, page F-11

7. In future filings, please expand your disclosures to include your policy for capitalizing costs versus recognizing a period cost related to property and equipment. Please ensure your disclosure includes a description of the costs that you are capitalizing for your websites. If the costs associated with your websites are immaterial to your consolidated financial statements, please disclose this conclusion.

8. Please confirm to us that the machinery and equipment and the furniture and fixtures asset categories both have estimated useful lives ranging from two to ten years, or revise your disclosure in future filings to disclose the estimated useful lives range for each asset category. To the extent material, please tell us which category you have included capitalized websites costs and the estimated useful lives of your websites.

(12) Business Combination, page F-37

9. In future filings, please disclose the qualitative factors that make up the goodwill recognized for the Sanuk brand acquisition. We note your reference on page F-38 to the "items discussed above;" however, the disclosure referenced appears to focus on explaining the identifiable intangible assets. To the extent that you attribute the goodwill to expected growth, please explain what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.). If you are anticipating cost synergies, please disclose what specifically the cost synergies will be. In this regard, we note that you have currently allocated $113.9 million of the $211.6 million purchase price to goodwill. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 18

10. We note your discussion and analysis of the UGG brand wholesale's loss from operations and the Sanuk brand wholesale's income from operations on page 21. It is unclear how the discussion and analysis for the UGG brand wholesale explains to investors why a loss was recognized in the current quarter versus the profit recognized in the prior year's quarter. Similarly, the discussion and analysis for the Sanuk brand wholesale does not appear to fully

explain the increase in the margin from 10% to 23.4%. Please advise and confirm that you will ensure the discussion and analysis provided fully explains your operating results.

11. Your discussion and analysis of the other wholesale loss from operations attributes the increase in the loss to your acquisition of the Hoka brand. In future filings, please expand your discussion and analysis to explain to investors why Hoka brand is incurring losses from operations and whether these losses are creating a material uncertainty for the recovery of the Hoka brand's assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief